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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Healthcare Realty Trust
(Name of Issuer)
Common Shares, $0.01 par value
(Title of Class of Securities)
421946104
(CUSIP Number)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	421946104

1	NAMES OF REPORTING PERSONS: Cullen Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06-1614949

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		151,150

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		151,150

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,980,927

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA-IV

CUSIP No.	421946104

1	NAMES OF REPORTING PERSONS: Schafer Cullen Capital Management, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3089070

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,829,777

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,829,777

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,980,927

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

Cusip 421946104

Item 1 (a)	Name of Issuer
Healthcare Realty Trust

Item 1 (b)	Address of Issuer’s Principal Executive Offices
3310 West End Avenue Suite 700
Nashville, TN 37203

Item 2(a)	Name of Persons Filing
Schafer Cullen Capital Management, Inc. and Cullen Capital
Management LLC

Item 2(b)	Address of Principal Business Office
645 Fifth Avenue
Suite 700
New York, NY 10022

Item 2(c)	Citizenship
Schafer Cullen Capital Management, Inc. — Delaware
Cullen Capital Management LLC — Delaware

Item 2(d)	Title of Class of Securities
Common Shares, $0.01 par value

Item 2(e)	CUSIP Number
421946104

Item 3		If this statement is filed pursuant to Rules 13d-l(b) or 13d-2(b) or (c), check whether the person filing is a:
	a. ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	b. ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	c. ☐	Insurance Company as defined in Sections 3(a)(19) of the Act (15 U.S.C. 78c);
	d. ☑	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
Cullen Capital Management, LLC
	e. ☑	An Investment Adviser in accordance with Rule 13d-l(b)(l)(ii)(E);
Schafer Cullen Capital Management, Inc.
Cullen Capital Management, LLC
	f. ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);
	g. ☐	A parent holding Company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);
	h. ☐	A savings association as defined in Section 3(b) of the Federal deposit Insurance Act (12 U.S.C. 1813);
	i. ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	j. ☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

Item 4.		Ownership
	(a)	Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s)
	(b)	Percent of Class:
See the response(s) to Item 11 on the attached cover page(s)
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s)

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2007
Date

/s/ James P. Cullen
Signature

James P. Cullen / President & Executive Officer
Name / Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)